Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Positioned for Growth as Digital Advertising Moves Beyond Identity Tracking

Vancouver, BC, Canada, March 30, 2026 – Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (the “Company”, “Kidoz”), a full-stack in-game AdTech platform powered by contextual AI, highlighted how it enables trusted customer engagement and better outcomes, as the digital advertising industry transitions from identity-based targeting towards contextual, privacy-first engagement.

Kidoz enables safe, trusted customer engagement and better outcomes through its direct and comprehensive platform powered by Kite IQ, a contextual AI engine delivering precision performance at scale, without using invasive personal data tracking, common in most digital advertising today.

For more than a decade, digital advertising has relied on identity tracking and behavioral profiling. That model is now under increasing customer and regulatory pressure. Platform-level changes such as Apple’s App Tracking Transparency rules have led to widespread mobile gamer opt-outs, reducing the availability and reliability of identity signals. At the same time, regulatory scrutiny is intensifying globally, particularly in relation to children’s data and platform responsibility as observed in social media platforms.

Recent legal rulings have reinforced this shift, with courts and regulators holding social media platforms more accountable for user safety and data practices. High-profile cases involving Meta’s Instagram and Google’s YouTube, including significant fines and litigation related to child safety, have increased scrutiny on how these environments operate and the risks they present to both their users and advertisers.

In contrast, mobile gaming offers a more controlled and brand-safe alternative. Kidoz in-game advertising platform delivers a curated environment which combined with contextual targeting and interactive formats drives high-quality engagement aligned with COPPA, GDPR-K, Apple ATT, and global standards.

In parallel, industry tensions around transparency, audit rights, and fee structures are increasing scrutiny of complex programmatic supply chains and intermediary layers, driving demand for more direct and accountable relationships.

Taken together, these developments are accelerating a transition in digital advertising:

●	Brands are increasingly recognizing the risks of social media advertising;
●	Identity-based targeting is becoming more constrained and less reliable;
●	Contextual advertising is expanding as a compliant alternative;
●	Brands are prioritizing transparency, safety, and control;
●	Advertising spend is moving closer to infrastructure via direct platforms.

Kidoz believes this shift is driving brands to work more directly with infrastructure platforms, such as ours, that deliver performance and compliance. As a result, a greater share of advertising spend is being applied to media that directly drives outcomes, enforces brand safety, and aligns with regulatory requirements.

Kidoz operates a full-stack Adtech platform powered by contextual AI, integrating SDK technology and supply and demand capabilities within a unified system. Our in-game advertising platform was originally developed to operate within children’s digital environments, where compliance and safety requirements are highest, enabling brands to engage young audiences without reliance on personal data tracking or behavioral profiling, within fully compliant and brand-safe environments.

“Kidoz was built for the contextual environment that the industry is moving towards now,” said Jason Williams, CEO of Kidoz Inc. “As identity-based models face increasing constraints, brands are looking for solutions that deliver performance while maintaining privacy and trust. Our platform enables safe trusted customer engagement and better outcomes across both children’s and broader audiences. We believe we are the privacy-first infrastructure the industry needs.”

As privacy expectations expand and scrutiny of platform design increases, Kidoz believes demand will continue to shift toward scalable, brand-safe environments capable of delivering performance without regulatory risk. The Company believes this transition represents a long-term structural change in digital advertising, with contextual AI and privacy-first infrastructure forming the foundation of future growth.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. investor website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) is a full-stack Adtech advertising platform powered by contextual AI, enabling safe trusted customer engagement and better outcomes.

Originally developed for children’s digital environments, where compliance and safety requirements are highest, Kidoz delivers privacy-first contextual targeting advertising without reliance on personal data tracking or behavioral profiling. Its technology combines proprietary SDK integrations, the Kidoz Privacy Shield, and the Kite IQ contextual AI engine to match advertising to content, environment, and geography, in alignment with COPPA, GDPR-K, Apple ATT, and global standards.

The platform supports both children’s and all-ages audiences through its Kidoz and Prado offerings, enabling brands to scale performance across the global mobile gaming ecosystem using contextual, privacy-first targeting.

Google-certified and Apple-approved, Kidoz reaches a global audience across mobile apps and games and is trusted by leading global brands.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 24, 2025 , and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.